                                                                    Exhibit 99.9

                            POINTS INTERNATIONAL LTD.

               UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2004

                            POINTS INTERNATIONAL LTD.

                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

                                   March 31,    December 31,
AS AT                                 2004          2003
-----                             -----------   ------------
             ASSETS
CURRENT
   Cash and cash equivalents      $24,243,231    $20,274,836
   Accounts receivable                887,100      1,004,370
   Prepaids and sundry assets       1,125,666        825,221
                                  -----------    -----------
                                   26,255,997     22,104,427
LONG-TERM INVESTMENTS                 161,629        161,629
PROPERTY, PLANT AND EQUIPMENT         669,032        513,723
INTANGIBLE ASSETS (Note 7)          8,799,479      1,320,692
FUTURE INCOME TAXES RECOVERABLE       590,000        590,000
DEFERRED COSTS                      2,521,451      2,790,816
                                  -----------    -----------
                                  $38,997,588    $27,481,286
                                  ===========    ===========

                            POINTS INTERNATIONAL LTD.

                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

                                                   March 31,    December 31,
AS AT                                                2004           2003
-----                                            ------------   ------------
                  LIABILITIES
CURRENT
   Accounts payable and accrued liabilities      $    961,807   $  1,187,598
   Deposits                                        15,949,483     10,455,646
   Current portion of acquisition loan payable      2,759,384             --
                                                 ------------   ------------
                                                   19,670,674     11,643,245
ACQUISITION LOAN PAYABLE (Note 8)                     765,123             --
CONVERTIBLE DEBENTURE                               8,243,396      8,036,372
CONVERTIBLE PREFERRED SHARES                       13,241,478     13,024,478
                                                 ------------   ------------
                                                   41,920,671     32,704,095
                                                 ============   ============
             SHAREHOLDERS' EQUITY

CAPITAL STOCK                                      21,948,908     17,728,461
WARRANTS                                            2,766,610      2,785,737
DEFICIT                                           (27,638,601)   (25,737,007)
                                                   (2,923,083)    (5,222,809)
                                                 ------------   ------------
                                                 $ 38,997,588   $ 27,481,286
                                                 ============   ============

                            POINTS INTERNATIONAL LTD.

                         UNAUDITED INTERIM CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                      March 31,      March 31,
FOR THE THREE MONTHS ENDED                              2004           2003
--------------------------                          ------------   ------------
REVENUES
   Points operations                                $  1,532,513   $  1,283,521
   Interest revenue                                       85,052         20,671
                                                    ------------   ------------
                                                       1,617,565      1,304,192
GENERAL AND ADMINISTRATION                             2,650,957      1,506,721
                                                    ------------   ------------
LOSS- Before interest, amortization and other
   deductions                                         (1,033,392)      (202,529)
                                                    ------------   ------------
   Interest on convertible debenture                     207,024        165,000
   Interest on Series Two Preferred Share                217,000             --
   Interest and bank charges                                 261          4,549
   Amortization of property, plant and equipment,
      intangible assets and deferred costs               443,917        646,411
                                                    ------------   ------------
                                                         868,202        815,960
                                                    ------------   ------------

NET LOSS                                              (1,901,594)    (1,018,489)
DEFICIT - Beginning of period                        (25,737,007)   (19,200,816)
DEFICIT - End of period                             $(27,638,601)  $(20,219,305)
                                                    ============   ============
LOSS PER SHARE (Note 2)                             $      (0.03)  $      (0.02)
                                                    ============   ============

                            POINTS INTERNATIONAL LTD.

                         UNAUDITED INTERIM CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

                                                                   March 31,     March 31,
FOR THE THREE MONTHS ENDED                                            2004          2003
--------------------------                                        -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                       $(1,901,594)  $(1,018,489)
   Items not affecting cash
      Amortization of property, plant and equipment                    56,354       375,171
      Amortization of deferred costs                                  199,346        82,190
      Amortization of intangible assets                               188,217       189,050
      Cancellation of warrants issued for services                     (1,167)           --
      Interest on Series Two Preferred Shares                         217,000            --
      Interest accrued on convertible debenture                       207,024       165,000
                                                                  -----------   -----------
                                                                   (1,034,820)     (207,077)

Changes in non-cash balances related to operations (Note 6 a)       5,159,380     3,412,690
                                                                  -----------   -----------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                         4,124,560     3,205,613
                                                                  -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment, net of proceeds        (211,664)      (79,947)
   Purchase of intangible assets                                      (17,004)      (35,374)
   Costs related to the acquisition of MilePoint, Inc. (Note 7)      (200,000)           --
                                                                  -----------   -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                              (428,668)     (115,321)
                                                                  -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Deferred financing costs                                            70,018            --
   Repayment of obligations under capital leases                           --      (114,912)
   Issuance of capital stock, net of share issue costs                202,485       153,655
                                                                  -----------   -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                           272,503        38,743
                                                                  -----------   -----------
INCREASE IN CASH                                                    3,968,395     3,129,035

CASH AND CASH EQUIVALENTS - Beginning of period                    20,274,836     7,341,700
                                                                  -----------   -----------
CASH AND CASH EQUIVALENTS - End of period                         $24,243,231   $10,470,735
                                                                  ===========   ===========

                            POINTS INTERNATIONAL LTD.

          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2004

1.   Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

     a)   Basis of presentation

          The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

     b)   Goodwill

          Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

     c)   Intangible assets

          Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2.   Loss per share

     a)   Basic loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31 that amounted to 63,394,531 shares (March 31, 2003 - 54,606,209).

     b)   Fully-diluted loss per share

          The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $1,475,886 (March 31, 2003 - $1,319,997) of the company's revenues were generated in the U.S. for the three month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4.   Economic dependence

For the three-month period ended March 31, 2004, approximately 65% of the company's revenues are from its two largest customers (65% at March 31, 2003). In addition, as at March 31, 2004, 80% of the company's deposits are due to these customers (58% as at December 31, 2003).

5.   Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended March 31, 2004, no options were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by approximately $56,100 for the three months ended March 31, 2004. Basic loss-per-share figures would not have changed.

6.   Statement of Cash Flows

     a)   Changes in non-cash balances related to operations are as follows:

                                                                MARCH 31,    MARCH 31,
FOR THE THREE MONTHS ENDED                                        2004         2003
--------------------------                                     ----------   ----------
Decrease (Increase) in accounts receivable                     $  117,270   $ (234,143)
Increase in prepaid and sundry assets                            (300,445)    (172,762)
Decrease in accounts payable and accrued liabilities             (225,791)    (139,018)
Increase in deposits                                            5,493,837    3,958,613
Increase in liability related to MilePoint, Inc. acquisition       74,509           --
                                                               ----------   ----------
                                                               $5,159,380   $3,412,690
                                                               ==========   ==========

     b)   Supplemental information

          Interest and taxes

          Interest of $261 was paid during the three month period ended March 31, 2004 (three months ended March 31, 2003 - $4,549). Interest revenue of $85,052 was earned during the three month period ended March 31, 2004 (three months ended March 31, 2003 - $20,671). No income taxes have been paid.

          Non-cash transactions

          Non-cash transactions for the quarter ended March 31, 2004 are as follows:

          (i) 185,999 shares of Points.com Inc. were acquired in exchange for 465,724 shares of the Corporation.

          (ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 6).

          (iii) $9,937 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

          (iv) The Corporation received $41,415 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

          (v)  Interest of $207,024 was accrued on the convertible debenture.

          (vi) Interest of $217,000 was accrued on the Series Two Preferred.

     c)   Cash and cash equivalents consist of:

                                      MARCH 31,    DECEMBER 31,
                                         2004          2003
                                     -----------   ------------
Cash                                 $16,656,147    $ 9,046,701
Short-term investments                 5,680,274      9,627,468
Cash held by credit card processor     1,906,810      1,600,667
                                     -----------    -----------
                                     $24,243,231    $20,274,836
                                     ===========    ===========

7.   MilePoint Inc. Acquisition

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares. The cost of the acquisition and the fair values assigned are as follows:

Intangibles                $  225,000
Contracts with Partners     3,450,000
Goodwill                    3,975,000
                           ----------
                           $7,650,000
                           ==========

Consideration:
Cost of Transaction        $  200,000
Capital Stock Issued        4,000,000
Acquisition Loan Payable    3,450,000
                           ----------
                           $7,650,000
                           ==========

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8.   MilePoint Inc. Acquisition Payments

Payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable   $3,450,000
   Less: Current Portion    2,684,877
                           ----------
Long-Term Portion          $  765,123
                           ==========

                            POINTS INTERNATIONAL LTD.
                  INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

The following interim management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's consolidated financial statements (including the notes thereon) for the quarter ended March 31, 2004 and with the Corporation's 2003 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2003, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of April 30, 2004.

                           FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risk and Uncertainties" contained in Points' AIF filed with Canadian securities regulators and the factors detailed in Points' other filings with Canadian securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

                          OVERVIEW OF POINTS' BUSINESS

CORE BUSINESS - POINTS SOLUTIONS

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of the Points Exchange and a suite of Private Branded Solutions available to loyalty program operators.

The Points Exchange

In April 2001, Points launched its cornerstone product, the proprietary Points Exchange. The Points Exchange is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/or miles between the participating loyalty programs. The Points Exchange also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs. Management believes that the Points Exchange is currently the only independent loyalty points exchange of its kind.

As at March 31, 2004, the Points Exchange had attracted 36 loyalty program participants (38 as at the date hereof), including the loyalty programs of leading airlines, hotels, online businesses, retail businesses and gift certificate programs.

Private Branded Solutions

In addition to the Points Exchange, Points offers a portfolio of Private Branded Solutions to loyalty programs. This suite of technologies includes:

POINTSpurchase and POINTSgift - facilitates the online sale and gift of miles, points and other loyalty program currencies.

POINTScorporate - facilitates the sale of loyalty program currencies to corporate customers.

POINTStransfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

POINTSintegrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process, with a single integration.

POINTSelite - facilitates the online sale of tier status to members of loyalty programs.

POINTScustom - custom applications developed for select large loyalty program partners.

         SIGNIFICANT BUSINESS DEVELOPMENTS IN THE FIRST QUARTER OF 2004

STRATEGIC RELATIONSHIP WITH EBAY

In 2003, Points developed a significant relationship with online leader eBay Inc. ("eBay"). Under this relationship, eBay's Anything Points ("EAP") program became an anchor Points Exchange partner, and Points implemented a number of Points Solutions to power core elements of the EAP program, including POINTSintegrate. In addition, in August 2003, eBay selected Points to develop and operate a POINTScustom product, the "Offer Manager", for their EAP program. The Offer Manager allows eBay sellers to issue EAPs to buyers who purchase their goods and services on eBay.

In March 2004, Points and eBay agreed to continue eBay's participation on the Points Exchange through at least December 2005 and eBay made Points the exclusive exchange vehicle for all airline, hotel, car rental and major online loyalty programs participating with eBay's EAP program.

TORONTO STOCK EXCHANGE LISTING

On February 24, 2004, Points' Common Shares were listed for trading on the Toronto Stock Exchange under the symbol "PTS". The Corporation's Common Shares ceased to trade on the TSX Venture Exchange at the close of trading on February 23, 2004.

MILEPOINT ACQUISITION

On March 31, 2004, Points acquired substantially all of the assets of MilePoint, Inc. ("MilePoint"), a leading loyalty program technology and service provider (the "MilePoint Acquisition"). The MilePoint Acquisition has allowed Points to add to its partner base relationships with Northwest Airlines, Delta Air Lines and Starwood Hotels, among others, and increase the potential of both the Points Exchange and the Corporation's broad portfolio of Private Branded Solutions. In connection with the MilePoint Acquisition, Points has retained for one year, as consultants, MilePoint's founders and loyalty industry veterans, Mark Lacek and Peter Brennan.

In 2003, MilePoint had unaudited earned revenue of $2.2 million and was slightly profitable. Points expects to realize significant operating synergies by integrating MilePoint's products into Points' operations. Management expects that most of the synergies will be achieved by the end of 2004.

For further information on the MilePoint Acquisition, see "Results of Operations" below.

                          REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of Points Solutions are as follows:

POINTS EXCHANGE

     - Revenues from transaction processing are recognized as the services are provided under the terms of related contracts.

     - Membership dues received in advance for services are recognized over the term of service. Membership dues are $19.95 annually for a PointsPlus membership.

     - One-time trading fees ($5.95 per trade) are recognized at the time of the trade (for non-PointsPlus members).

     -    Exchange commissions are a percentage of the exchanged value.

PRIVATE BRANDED SOLUTIONS

     - Revenues from the sale of loyalty program points are recorded net of costs.

     -    Hosting and management fees are recognized in the period of service.

     - Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

     - Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

                              KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions (i.e., the Points Exchange and Private Branded Solutions).

Growth in the number of individual members using the Points Exchange is driven by three factors that contribute to increased site traffic and the ease with which a consumer can join the Points Exchange to conduct exchange transactions. These factors are website usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points Exchange Growth" on page 6 hereof.

Growth in Private Branded Solutions will occur from organic growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Private Branded Solutions Growth" on page 7 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 11 hereof.

                        RESULTS OF OPERATIONS - REVENUES

OVERVIEW

Revenue for the three months ended March 31, 2004 was $1,617,565 representing a year over year increase of 24% and an increase of 12% over the prior quarter (December 31, 2003). The provision of Points Solutions accounted for approximately 95% of the revenues in the first quarter. Revenue allocation remained similar to the 2003 annual distribution.

Revenues

                                               MARCH 31                   DECEMBER 31
                                  ---------------------------------   -------------------
REVENUES FOR THE QUARTER ENDING      2004          2003      CHANGE      2003      CHANGE
-------------------------------   ----------   -----------   ------   ----------   ------
Points Operations                 $1,532,513    $1,283,521     19%    $1,336,597     15%
Interest and other revenue            85,052        20,671    311%       112,781    -25%
                                  ----------    ----------    ---     ----------    ---
TOTAL REVENUE                     $1,617,565    $1,304,192     24%    $1,449,378     12%
                                  ==========    ==========    ===     ==========    ===

A substantial portion of Points' revenue is generated through the provision of Private Branded Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

Points earns revenue from the Points Exchange in two principal ways. First, Points charges a commission on all exchanges, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the exchange model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points and the remaining balance is used to purchase the currency of another participating loyalty program. Second, loyalty program members pay Points either a fee for each exchange transaction on the Points Exchange or an annual fee for a membership that includes unlimited exchange transactions.

For the three-month period ended March 31, 2004, two key customers represented approximately 65% of the Corporation's gross revenues (for the three-month period ended March 31, 2003, two key customers represented 65% of the Corporation's gross revenues). In addition, two key customers, measured by revenue, represented approximately 80% (March 31, 2003 - 79%) of the Corporation's deposits. As additional partner relationships are established, management expects the economic dependence on key customers to proceed on a downward trend. One of the two key customers is not the same partner as disclosed in the 2003 Management's Discussion and Analysis.

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management. As stated in prior disclosure, management continues to expect that Points' revenues will exceed its general and administrative expenses by 2005.

REVENUE GROWTH

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the organic growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on on-going business development efforts, is optimistic about new revenue sources in 2004.

Growth in Use of the Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs.

Partner Summary - Total Number of Partners(1)

                                                 MARCH 31            DECEMBER 31
                                          ----------------------   --------------
NUMBER OF PARTNERS AS AT                   2004    2003   CHANGE    2003   CHANGE
------------------------                  -----   -----   ------   -----   ------
Points Exchange                              36      26     38%       35      3%
Private Branded Solutions(2)                 16       7    129%       12     33%
Cumulative Miles Transacted (000,000's)   3,810   1,322    188%    3,027     26%

Notes:

(1) Partners may be included in both the Private Branded Solutions and the Points Exchange.

(2) Includes 4 additional partnerships acquired in the Acquisition of MilePoint as at March 31, 2004.

Points Exchange Growth

Growth in the number of consumer members using the Points Exchange is driven by three factors that contribute to both increased site traffic and the ease with which a consumer can join the Points Exchange and then conduct exchange transactions: website usability and enhancements; marketing (awareness and brand) and partner activity. In the first quarter of 2004, enhancements were made to the website that simplify processes and will allow us to grow while incurring fewer costs. In 2004, Points will continue to release further enhancements and expand its marketing promotions and programs. To support growth in the Points Exchange, the Corporation hired a Chief Marketing Officer in the second quarter of 2004 to lead the marketing group. Growth in activity on the Points Exchange is also heavily impacted by partner activity. The number of loyalty program participants, their industry mix and the average number of points/miles required to acquire one point/mile of another loyalty currency (the "Trade Ratio") are important elements in the growth of the Points Exchange.

Points Exchange Metrics

                                                 MARCH 31                  DECEMBER 31
                                      ------------------------------   ------------------
METRICS FOR THE QUARTER ENDING           2004        2003     CHANGE      2003     CHANGE
------------------------------        ---------   ---------   ------   ---------   ------
Total Loyalty Programs - cumulative          36          26     38%           35      3%
Trade Ratio(1)                        1.68 to 1   1.83 to 1     -8%    1.75 to 1     -4%

Notes:

(1) Average rates are based on all miles and points exchanged and excludes gift certificates. The results are based on actual trades made during the fiscal year.

The number of loyalty programs participating on the Points Exchange has increased by 38% since the first quarter of 2003 and 3% since the December 31, 2003. Points continues to focus its business development efforts on adding the optimal partners by size and industry to the Points Exchange. Management continuously works with new and existing program participants in an effort to improve the Trade Ratio. Through these efforts, the Trade Ratio has improved by 8% since March 2003. In addition, total trades grew by 270% compared to the first quarter of 2003. Management expects to continue to see successes in this area in 2004.

Private Branded Solutions Growth

The Private Branded Solutions have been designed with each partner's look and branding. As a result, Points has little impact on driving traffic and transactions through its partners' sites. However, Points has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing Private Branded Solutions.

Private Branded Solutions Metrics

                                           MARCH 31          DECEMBER 31
                                     --------------------   -------------
METRICS AS AT                        2004   2003   CHANGE   2003   CHANGE
-------------                        ----   ----   ------   ----   ------
Total Unique Partners(2)              16      7     129%     12      33%
Total Private Branded Solutions(3)    43     21     105%     30      43%

Notes:

(1) Average rates are based on all miles and points exchanged and exclude gift certificates. The results are based on actual trades made during the fiscal year.

(2) Includes 4 additional partnerships acquired in the Acquisition of MilePoint as at March 31, 2004.

(3) Includes 12 additional products acquired in the Acquisition of MilePoint as at March 31, 2004.

Private Branded Solutions (1)(2)

                                        MARCH 31          DECEMBER 31
                                  --------------------   -------------
NUMBER OF PRODUCTS AS AT          2004   2003   CHANGE   2003   CHANGE
------------------------          ----   ----   ------   ----   ------
POINTSpurchase                     13      7      86%      9      44%
POINTSgift                         13      7      86%      8      63%
POINTStransfer                      3      2      50%      2      50%
POINTScorporate                     5      2     150%      4      25%
POINTSelite                         2      2       0%      2       0%
POINTScustom                        3     --     n/a       2      50%
POINTSintegrate partners(3)(4)      4      1     300%      3      33%
Total Private Branded Solutions    43     21     105%     30      43%

Notes:

(1)  Includes products sold to new and existing customers.

(2) Includes 12 additional products acquired in the Acquisition of MilePoint as at March 31, 2004.

(3) Each POINTSintegrate partner will have third parties integrated into its technology platform.

(4) There are 21 existing partner integration add-ons among the four POINTSintegrate partners.

SOURCES OF REVENUE GROWTH

Approximately 95% of the Corporation's revenue is generated through its Points Solutions, which have two primary sources for growth: organic growth through increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. In the first quarter of 2004, management was focused on completing the MilePoint Acquisition and aligning resources to plan for a smooth transition post acquisition. The Corporation will begin to book revenues from the acquired partners beginning April 1, 2004.

Percentage of Revenues by Source

                                             MARCH 31          DECEMBER 31
                                       --------------------   -------------
FOR THE QUARTER ENDING                 2004   2003   CHANGE   2003   CHANGE
----------------------                 ----   ----   ------   ----   ------
Organic Growth of existing Points
   Solutions                           97.0%  79.4%    18%    80.6%    16%
New contracted Points Solutions with
   new and existing partners            3.0%  20.6%   -18%    19.4%   -16%
                                       ----   ----    ---     ----    ---
TOTAL                                   100%   100%     0%     100%     0%
                                       ====   ====    ===     ====    ===

Organic Growth of Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive a large portion of its revenues in this manner.

Organic growth of existing Points Solutions accounted for 97% of revenues in the first quarter of 2004. Revenue from organic growth grew by 52% from $1.036 million in the first quarter of 2003 to $1.569 million in the first quarter of 2004, and by 34% from the fourth quarter of 2003. Management expects this trend to continue as the base of existing products continues to grow. Effective April 1, 2004, organic growth will include products from partnerships acquired in the MilePoint Acquisition. The MilePoint Acquisition resulted in 12 additional Private Branded Solutions products, five additional POINTSintegrate third party integrations and four new partnerships.

New Contracted Points Solutions

Selling new Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the organic revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner.

Since March 31, 2003, Points has more than doubled the number of products placed with partners from 21 to 43 as at March 31, 2004. In addition, 20 third party integrations have been implemented with the four POINTSintegrate partners and ten new loyalty programs have been added to the Points Exchange since March 31, 2003.

Points believes that its suite of Points Solutions is applicable to all of its large loyalty program partners and will continue to focus business development resources on both the sale of new products to current partners and on sales to new partners. Management is continuing to focus on expanding the Points Exchange partnership base in 2004 across various loyalty verticals. In particular, Points will continue to focus on new partnerships in the hotel, retail, car rental, online, and financial services categories throughout 2004.

Projected revenues for 2004 attributed to the deployment of Points Solutions to new loyalty program partners are considerably riskier than organic growth of existing Points Solutions. Revenue growth is still substantially dependent on generating new contracts for the purchase of Points Solutions products. While management expects continued business development success, there is no certainty that Points will continue with its past success of acquiring new contracts with new or existing partners.

OTHER FACTORS CONTRIBUTING TO REVENUE GROWTH

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income, fluctuations in foreign exchange rates and the growth of the loyalty program industry.

Interest Revenue

The Corporation earned interest revenue of $85,052 for the first quarter of 2004, compared with $20,671 in the first quarter of 2003 and $112,781 in the fourth quarter of 2003. The major factor resulting in higher interest revenue over 2003 is the growth in the Corporation's cash reserves. The decrease in interest revenue versus the fourth quarter of 2003 is largely a function of the shorter duration of the investment portfolio and the subsequently lower average yield of the investments. Management expects the interest revenue to continue to decline in the short term as cash reserves are reduced related to the MilePoint Acquisition. Interest revenue is a function of the Corporation's cash balances and the prevailing interest rates. Canadian cash reserves are invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years and a yield of approximately 4%. Foreign currency continues to be invested in short-term and money market instruments. Points' cash and short-term investments are valued quarterly at the lower of cost and market value. As Points' business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher.

A summary of the Corporation's investments is as follows:

Corporation's Investments - Summary

                                      CREDIT                      US$          OTHER
AS AT MARCH 31, 2003      YIELD %     RATING      C$ TOTAL    DENOMINATED   DENOMINATED
--------------------      -------   ---------   -----------   -----------   -----------
Cash held at bank(1)      0.78      n/a         $18,562,957   $11,157,504    E1,101,680
Money market securities   2.47(2)   R1 - High        17,143           n/a           n/a
Bonds(3)                  4.74      A - AAA       5,663,131           n/a           n/a
                                                -----------   -----------    ----------
TOTAL                                           $24,243,231   $11,157,504    E1,101,680
                                                ===========   ===========    ==========

Notes:

(1) C$ Total represents total cash held at bank inclusive of all denominations; US$ and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(2)  Yield as at March 31, 2004.

(3) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses from U.S. to Canadian dollars is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 91% of the Corporation's revenues are in U.S. dollars and the remaining 8% are split between Canadian dollars and Euros. Management expects that the percentage of U.S. dollar-based revenue will not decrease significantly in 2004. Approximately 61% of the Corporation's expenses are in Canadian dollars, 37% are U.S. dollar-based and 2% are based in other foreign currencies. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The average quarterly FX Rate has decreased by 13% versus the first quarter of 2003. As approximately 91% of the Corporation's revenues are in U.S. dollars, this has a significant impact on revenues and earnings; the year over year negative variance in revenue due to the strengthened Canadian dollar is approximately $216,000. This negative variance coupled with the year over year positive variance in expenses of $70,000 due to the strengthening FX Rate, results in an overall negative variance of $146,000 to Points' first quarter 2004 loss before interest, taxes, depreciation and amortization versus the same period in 2003.

The Corporation's revenue growth will slow (in Canadian dollar terms) if the Canadian dollar continues its trend of strengthening relative to the U.S. dollar. Similarly, it is expected that Points' expenses should also decrease, dampening the negative impact to net income.

                                  MARCH 31            DECEMBER 31
                           ----------------------   --------------
U.S. - CANADIAN FX RATES    2004    2003   CHANGE    2003   CHANGE
------------------------   -----   -----   ------   -----   ------
Quarter Start              1.297   1.573    -18%    1.350    n/a
Quarter End                1.308   1.472    -11%    1.295      1%
Quarter Average            1.318   1.511    -13%    1.317      0%

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon", noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms". In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," that "roughly half of all miles are now earned on the ground, not in the air," and that with "the world-wide stock of unredeemed miles
.. . . close to 8.5 trillion . . . the total global stock of frequent flyer miles may now be worth almost US$500 billion".

Management understands that members of loyalty programs are much more likely to utilize the Points Exchange and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 10,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist, cited above, according to the "frequent flyer facts" section of the website of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs:

     "loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members".

           RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses grew by 76% over the first quarter of 2003 and were flat relative to the fourth quarter of 2003. The increase over the first quarter of 2003 reflects the cost of expanding operations, including the launch of a number of Private Branded Solutions to new and existing customers. The Corporation had approximately $225,000 of additional expenses relating to employment and other costs that are one-time or occur only in the first quarter. The Corporation continues to support its technology, its technological expertise and its industry expertise, in order to have the appropriate infrastructure and personnel required to deal with large, established companies. The Corporation's investment in the above areas was critical in completing its commercial agreements with its strategic partners (for example, American Airlines, eBay and IAC).

General and Administrative Expenses

                                                  MARCH 31                   DECEMBER 31
GENERAL AND ADMINISTRATIVE EXPENSES   --------------------------------   -------------------
FOR THE QUARTER ENDING                   2004         2003      CHANGE      2003      CHANGE
-----------------------------------   ----------   ----------   ------   ----------   ------
Employment Costs(1)                   $1,831,114   $1,101,371     66%    $1,511,390     21%
Technology Services(2)                   161,307      200,284    -19%        86,688     86%
Marketing and Communications             202,102       (1,895)   n/a        284,171    -29%
Other(3)                                 456,434      206,961    121%       769,068    -41%
                                      ----------   ----------    ---     ----------    ---
TOTAL                                 $2,650,957   $1,506,721     76%    $2,651,317      0%
                                      ==========   ==========    ===     ==========    ===

Notes:

(1) Wages and employment costs include salaries, contract labour charges, recruiting, benefits and government charges (CPP and EI).

(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease interest expenses.

(3) Other expenses include foreign exchange losses (or gains), sales commissions and related expenses, travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. While management has made controlling costs a priority, costs will increase in 2004 relative to 2003. However, management does not expect the general and administrative expenses in the remaining three quarters to be significantly higher than in the first quarter. The Corporation will continue to scale its infrastructure, add new partners to its suite of products, move from trial/test marketing to a more comprehensive marketing and branding program and begin the transition associated with assimilating the business of MilePoint.

A significant percentage of the planned expense increases in 2004 are either discretionary or variable. Points still expects that a series of significant marketing and branding programs will begin in the latter half of 2004. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates. If actual revenue growth projected from the marketing plan does not meet expectations, the expenditures can either be reduced or reallocated to more successful programs.

EMPLOYMENT COSTS

As at March 31, 2004, Points had 68 full-time employees.

Headcount by Department

                                       MARCH 31                    DECEMBER 31
                        -------------------------------------   -----------------
AT THE QUARTER ENDING   2004   % OF TOTAL   2003   % OF TOTAL   2003   % OF TOTAL
---------------------   ----   ----------   ----   ----------   ----   ----------
Technology Group         45        66%       18        56%       41        64%
Finance                  10        15%        5        16%       10        16%
Business Development      8        12%        7        22%        8        13%
Marketing                 5         7%        2         6%        5         8%
                        ---       ----      ---       ---       ---       ---
TOTAL                    68       100%       32       100%       64       100%
                        ===       ====      ===       ===       ===       ===

Employment costs increased by 66% versus the first quarter of 2003 primarily due to growth in the technology, finance and marketing groups. Additional technology personnel has been required to meet the demand of growing from 21 Private Branded Solutions and 26 Points Exchange partners at March 31, 2003 to 43 Private Branded Solutions and 36 Points Exchange partners one year later. Employment costs increased by 21% from the fourth quarter of 2003 (11% excluding one-time employment related costs in 2004) primarily due to new hires in the first quarter of 2004. Overall, 2004 employment costs are likely to increase moderately relative to 2003. This increase is expected to result from new hiring, annualizing the employment costs of employees hired part way through 2003 and annual salary increases. While the Corporation will continue to hire in 2004, it expects to hire fewer personnel than in previous years.

TECHNOLOGY SERVICES

Technology services expenses increase in increments based on business growth and product performance. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow proportionately to revenue growth. In general, as loyalty program partners and products are added to the infrastructure and transactional volume increases, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The first quarter of 2004 saw a year over year decrease of 19%, as the Corporation was able to renegotiate one of its technology services contracts. The significant increase over the fourth quarter of 2003 (86%) is due to a one-time credit received in the fourth quarter. Management expects these costs to continue to increase in 2004 driven by products launched, loyalty program partners acquired and the speed with which Points completes the transition of the MilePoint business.

MARKETING AND COMMUNICATIONS

Marketing costs decreased by 29% in the first quarter of 2004 relative to the fourth quarter of 2003 primarily due to a decline in promotional activities. Fourth quarter marketing expenditures are typically higher due to promotional efforts tied to the Christmas holiday. The first quarter of 2003 includes an accounting adjustment related to the expense recognition of promotional miles tied to PointsPlus membership purchases. Prior to the first quarter of 2003, the cost of these miles was recorded as an expense in the period they were issued. Beginning January 1, 2003, marketing expenses associated with the sale of PointsPlus memberships are being amortized over the term of the membership, while the other marketing expenditures are recognized in the period of use.

The Corporation expects to significantly increase its marketing expenditures in the latter half of 2004, primarily focusing on customer acquisition and retention. The marketing and branding foundation built in 2003 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media as this approach dovetails with business development strategies and is the most cost-effective means to reach Points' target audience. A smaller portion of the budget will be used for targeted non-partner advertising. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate Points Exchange activity.

                  RESULTS OF OPERATIONS - OPERATING EFFICIENCY

The Corporation's operating ratio (defined as the ratio of general and administrative expenses to revenues) has improved by 10% over the fourth quarter of 2003. Although higher than the operating ratio in the first quarter of 2003, the first quarter of 2004's operating ratio was consistent with the ratio experienced for the 2003 annual results. The Corporation expects the improvement in operating efficiencies to continue through to 2005 as revenues grow and costs stabilize, thereby achieving a ratio less than one.

Operating Efficiency

                           MARCH 31          DECEMBER 31
                     --------------------   -------------
EFFICIENCY MEASURE   2004   2003   CHANGE   2003   CHANGE
------------------   ----   ----   ------   ----   ------
Operating Ratio      1.64   1.16     42%    1.83    -10%

                    RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section, "Results of Operations - Non-Cash Expenses", with respect to future expenses of the Corporation, are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortizing expenses.

AMORTIZATION EXPENSES

The Corporation recorded amortization expenses of $443,917 for the quarter ended March 31, 2004. This amounted to a decrease in amortization expenses of $202,500 from the first quarter of 2003 and an increase of $384,000 from the fourth quarter of 2003. The increase was attributed to the charges outlined in the following table:

                                          MARCH 31                DECEMBER 31
AMORTIZATION EXPENSES FOR THE   ----------------------------   -----------------
QUARTER ENDING                    2004       2003     CHANGE     2003     CHANGE
-----------------------------   --------   --------   ------   --------   ------
Deferred Costs                  $199,346   $ 82,190    143%    $212,146     -6%
Intangible Assets                188,217    189,050      0%     189,050      0%
Property, Plant and Equipment     56,354    375,171    n/a      426,753    -87%
                                --------   --------    ---     --------    ---
TOTAL                           $443,917   $646,411    -31%    $827,949    -46%
                                ========   ========    ===     ========    ===

AMORTIZATION OF DEFERRED COSTS

                                                  MARCH 31               DECEMBER 31
                                        ---------------------------   -----------------
DEFERRED COSTS FOR THE QUARTER ENDING     2004       2003    CHANGE     2003     CHANGE
-------------------------------------   --------   -------   ------   --------   ------
Amortization                            $199,346   $82,190    143%    $212,146     -6%

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. Points reported deferred financing charges in connection with the 11%, $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture and the related balance sheet value is now nil.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share issued pursuant to the IAC Investment, as this financial instrument is also classified as debt. The Series Two Preferred Share has 36 amortization periods remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The Common Shares have been classified as deferred costs and will be amortized over a period of five years. There are 18 amortization periods remaining.

AMORTIZATION OF INTANGIBLE ASSETS

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com acquired in 2002 is amortized on a straight-line basis over a period of three years. Certain intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition will be amortized commencing in the second quarter of 2004 (see "Commitments Related to MilePoint Acquisition" on page 26 for additional information). Goodwill related to the acquisition will not be amortized unless the assets are deemed to have become impaired, in which case the goodwill will be written off in the appropriate period.

                                              MARCH 31                DECEMBER 31
INTANGIBLE ASSETS FOR THE QUARTER   ----------------------------   -----------------
ENDING                                2004       2003     CHANGE     2003     CHANGE
---------------------------------   --------   --------   ------   --------   ------
Amortization                        $188,217   $189,050     0%     $189,050     0%

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

The following initiatives in 2004 are expected to affect future period plant, property and equipment amortization expenses:

                                                  MARCH 31               DECEMBER 31
PROPERTY, PLANT AND EQUIPMENT FOR THE   ---------------------------   -----------------
QUARTER ENDING                            2004      2003     CHANGE     2003     CHANGE
-------------------------------------   -------   --------   ------   --------   ------
Amortization                            $56,354   $375,171    -85%    $426,753    -87%

The decrease in the amortization expenses relative to the fourth quarter of 2003 reflects that certain technology assets have been amortized to a zero balance. Leasehold improvements, furniture and equipment costs of $211,664 were capitalized in the first quarter of 2004.

OTHER NON-CASH EXPENSES

Interest on Convertible Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (as defined in "Liquidity - IAC Investment" on page 18) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 23.

INTEREST ON CONVERTIBLE
DEBENTURE                    2008     2007     2006     2005    2004    2003    2002    2001
-----------------------     ------   ------   ------   -----   -----   -----   -----   -----
Accrued Interest ($000's)      257    1,209    1,089     981     884     854     660     522
Debenture Value ($000's)    12,456   12,199   10,990   9,901   8,920   8,036   7,182   6,522

Interest on the outstanding principal amount of the Debenture accrues at a rate of 11% per annum. Interest compounds on an annual basis on the day immediately prior to each anniversary of the original issue date, being March 15, 2001. Thereafter, interest accrues on such compounded interest at the rate of 11% per annum.

Interest on the Series Two Preferred Share

INTEREST ON SERIES TWO
PREFERRED SHARE                    2013   2012   2011   2010   2009   2008   2007   2006   2005   2004   2003
----------------------             ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
AccruedInterest($000's)             244    868    868    868    868    868    868    868    868    868    624
Series Two Preferred Share Value
   ($000,000's)                    21.1   20.8   19.9   19.1   18.2   17.3   16.5   15.6   14.7   13.9   13.0

             RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDER EQUITY

NET LOSS

The Corporation reported a net loss of $1,901,594 for the first quarter of 2004, compared with a net loss of $1,018,489 for the first quarter of 2003 and a net loss of $2,605,974 for the fourth quarter of 2003. The major factors in the reduction of net losses versus the fourth quarter of 2003 were revenue growth and the decrease in amortization expenses.

Included in the first quarter of 2004 net loss amount are non-cash expenses totalling approximately $868,000, accounting for approximately 46% of the net loss and 25% of total expenses. Non-cash expenses contributing to the first quarter of 2003 net loss totalled $811,411 or 80% of the net loss and 35% of total expenses.

SHAREHOLDER EQUITY

The deficit in shareholder equity decreased from $5,222,809 at December 31, 2003 to $2,923,083 at March 31, 2004. The decrease was largely related to the $4 million increase in Capital Stock relating to the MilePoint Acquisition and partially offset by the net loss for the period of $1.9 million. The deficit in shareholder equity was $5,279,027 at March 31, 2003. Management expects the growth in this deficit to decrease as Points' business grows.

LOSS PER SHARE

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 63,394,531 shares at March 31, 2004, compared with 58,823,652 shares at December 31, 2003 and 54,606,209 at March 31, 2003.

The Corporation reported a net loss of $0.03 per share for the first quarter of 2004, compared with a net loss of $0.02 per share for the first quarter of 2003 and a net loss of $0.04 per share for the fourth quarter of 2003. For 2004 and 2003, the number of fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis) and therefore, in accordance with Canadian generally accepted accounting principles, fully diluted loss per share is not computed. The fully diluted calculation for both 2004 and 2003 would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

                                   LIQUIDITY

OVERVIEW OF LIQUIDITY

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance Sheet indicators of liquidity include cash, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and other deductions ("EBITDA") are the key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Private Branded Solutions and to the Points Exchange, revenues are expected to grow, resulting in increased liquidity.

EARNINGS (LOSS) BEFORE INTEREST, AMORTIZATION AND OTHER DEDUCTIONS

Management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Management expects the Corporation to have a positive EBITDA in 2005.

For the quarter ending March 31, 2004, the Corporation's EBITDA was ($1.03 million). This compares with EBITDA of ($1,201,939) for the quarter ending December 31, 2003 and ($202,529) for the quarter ending March 31, 2003. The decrease in the loss relative to the fourth quarter of 2003 was related to the growth of revenues. The increase in the loss compared to the first quarter of 2003 was primarily related to the expense increases required to grow the business to its current size.

IAC INVESTMENT

The following is a general summary of the terms of the IAC Investment. More comprehensive disclosure of the IAC Investment is contained in Points' Material Change Report dated March 21, 2003, which is hereby incorporated by reference. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 23 below.

Under the IAC Investment, Points issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 21,868,750 Common Shares. The Warrants are exercisable for three years from their date of issue (April 11, 2003) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points current capitalization, the Warrants are exercisable to acquire 80,743,867 Common Shares at an effective price per Common Share of $1.02 between April 11, 2004 and April 10, 2005 and $1.13 between April 11, 2005 and April 10, 2006 (resulting in an additional investment by IAC in Points, if exercised in full and depending on the year of exercise, of up to approximately $82.4 million or $91.6 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

CASH AND CURRENT ASSETS

At March 31, 2004, the Corporation had a consolidated cash position of $24,243,231, compared with $20,274,836 at December 31, 2003 and 10,470,735 at
March 31, 2003.

Current assets grew along the same lines as the growth in cash over the first and fourth quarters of 2003.

Current Assets

                                          MARCH 31                     DECEMBER 31
                             ----------------------------------   --------------------
AS AT                            2004          2003      CHANGE       2003      CHANGE
-----                        -----------   -----------   ------   -----------   ------
Cash and Cash Equivalents    $24,243,231   $10,470,735    132%    $20,274,836     20%
Accounts Receivable              887,100       501,775     77%      1,004,370    -12%
Prepaids and Sundry Assets     1,125,666       830,129     36%        825,221     36%
                             -----------   -----------    ---     -----------    ---
TOTAL CURRENT ASSETS         $26,255,997   $11,802,639    122%    $22,104,427     19%
                             ===========   ===========    ===     ===========    ===

Cash increased by $12,933,136 from March 31, 2003 to March 31, 2004. The primary reason for the increase in cash over the first quarter of 2003 was the $15.1 million investment by IAC. This transaction was a one-time event and Points does not expect to raise capital again in this fashion. In addition, the growing operations of Points, including the number of new partners and Points Solutions contracted, increased cash (and, to a lesser extent, deposits). Management expects Points to continue to generate increasing amounts of cash through operations in 2004.

Cash From Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are due to expire in 2004 and in the first quarter of 2005. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by approximately $1.58 million assuming the exercise in full of these securities, issued and outstanding Common Shares will increase by over 9.7 million shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at March 31,
2004

SECURITY TYPE                              EXPIRY DATE     NUMBER      EXERCISE PRICE      PROCEEDS
-------------                              -----------   ---------   ------------------   ----------
Warrants                                    10/21/2004       2,500   $             0.28   $      700
Broker Warrants                             11/30/2004      88,525                 0.25       22,131
Warrants                                    11/30/2004   1,944,258                 0.25      486,065
Points International Ltd. Options            2/14/2005   1,752,000                 0.50      876,000
Points International Ltd. Options            3/14/2005     201,400                 0.50      100,700
Options in subsidiary with liquidity put     2/17/2005     641,501    Fair Market Value       14,091
Options in subsidiary with liquidity put     3/31/2005   5,149,721    Fair Market Value       79,448
                                                         ---------                        ----------
TOTAL                                                    9,779,905                        $1,579,135
                                                         =========                        ==========

It is probable that investors will sell some amount of the Common Shares acquired through the exercise of these securities to cover the cash cost, any tax expense or simply to realize a gain. Increased selling pressure on the Common Shares may cause short-term downward pressure on the market price of the Common Shares.

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues. Management deems the risk of bad debts to be minimal based on the structure and nature of the Corporation's cash flows.

ABILITY TO FUND FUTURE GROWTH

In the first quarter of 2004, the Corporation had cash flows provided by operating activities of $4,125,727 after changes in non-cash balances related to operations. Management continues to expect that the Corporation will generate positive cash flows from its operating activities in 2004 and beyond. Management is confident that the Corporation's cash position is adequate to cover expenses and commitments in the short term, even if revenue growth is slower than planned, and expects that the revenue from the Points Solutions will generate sufficient cash to maintain capacity in the short term and grow capacity and resources in the long term. However, the Corporation is currently not generating an operating profit (revenues minus general and administrative expenses) and cannot be assured that revenue growth will be sufficient to meet liabilities as they come due.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has reversed from a negative position in the first quarter of 2003 to $6,585,304 in the first quarter of 2004. The decrease relative to the fourth quarter of 2003 (Dec. 31, 2003 - $10,461,182) is due to the $2,759,384 short-term acquisition payable and the loss before interest, amortizations and other deductions. Management continues to expect working capital to remain positive and not degrade materially from this point throughout the remainder of 2004. As revenues increase, the Corporation expects cash and current assets to increase proportionately. If, as expected, the Corporation achieves operating profitability in 2005, working capital will continue to grow.

Pursuant to contractual commitments, the Corporation will take the necessary actions to ensure that its current assets are greater than its current liabilities.

PROPERTY, PLANT AND EQUIPMENT

The Corporation reported an increase in property, plant and equipment in the first quarter due to leasehold improvements, furniture and equipment relating to the new premises. Technology costs under capital lease are depreciated on a straight-line basis over three years. The Corporation's technology costs are currently, and are expected to remain, below industry averages as a result of prudent cost containment initiatives.

Additional leasehold improvements at the Corporation's new facility will increase property, plant and equipment and the corresponding amortization in 2004 and beyond.

Property, Plant and Equipment (net carrying amount)

                                                  MARCH 31                 DECEMBER 31
                                       ------------------------------   -----------------
AS AT                                    2004        2003      CHANGE     2003     CHANGE
-----                                  --------   ----------   ------   --------   ------
Furniture and equipment                $119,489   $  132,547     -10%   $124,868     -4%
Computer equipment                      213,686       91,588     133%    206,494      3%
Software                                113,702      115,286      -1%    105,762      8%
Technology costs                       $ 21,815      311,616     -93%   $ 23,782     -8%
Technology costs under capital lease         --      742,424    -100%         --    n/a
Leasehold improvements                  200,340       75,514     165%     52,817    279%
                                       --------   ----------    ----    --------    ---
TOTAL PLANT, PROPERTY AND EQUIPMENT    $669,032   $1,468,975     -54%   $513,723     30%
                                       ========   ==========    ====    ========    ===

GOODWILL

On March 31, 2004, the Corporation completed the MilePoint Acquisition resulting in $3,725,000 allocated to amortizing intangible assets and $3,925,000 to ($3,775,000 from goodwill and $150,000 for other costs and deductions) goodwill. In accordance with CICA handbook, Section 3062 goodwill will not be expensed unless it is deemed to have become impaired. Management has tested, and concluded, that none of the Corporation's goodwill has become impaired.

Goodwill and Other Intangibles

                                   MARCH 31                   DECEMBER 31
GOODWILL AND OTHER     --------------------------------   -------------------
INTANGIBLES(1) AS AT      2004         2003      CHANGE      2003      CHANGE
--------------------   ----------   ----------   ------   ----------   ------
Closing Balance        $8,799,479   $1,802,864    388%    $1,320,692    566%

Notes:

(1) On February 8, 2002, the Corporation completed a restructuring in which it acquired the 5% interest in its subsidiary Points.com that it did not already own, and discontinued all of its other operations. To acquire the remaining shares and outstanding broker warrants of Points.com, the Corporation issued 7,286,160 Common Shares, valued at $1,821,540 and 4,446,453 share purchase warrants with an exercise price of $0.25, valued at $331,512. An additional 595,667 share purchase warrants with an exercise price of $0.25, valued at $37,825, were issued to acquire existing warrants of Points.com and an additional 250,000 common shares, valued at $62,500, were issued to CIBC Capital Partners as a restructuring fee in connection with the restructuring of the Debenture. Legal fees of $139,750 were incurred with respect to the restructuring. The total consideration in the restructuring was $2,393,127, of which $134,524 was allocated to non-controlling interests and $2,258,603 to the cost of acquired technology.

CURRENT LIABILITIES

Current liabilities at March 31, 2004 were $19,670,673, compared with $11,643,245 at December 31, 2003. The increase was related to increased deposits, the acquisition payable (MilePoint), accounts payable and deferred revenue (membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service).

Through arrangements with partner loyalty programs such as those for POINTSpurchase and POINTScorporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue in the attached consolidated balance sheets until ultimately remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences organic growth with existing partners, establishes new partner relationships and integrates the MilePoint Acquisition.

Current Liabilities

                                                                 MARCH 31                     DECEMBER 31
                                                    ----------------------------------   --------------------
CURRENT LIABILITIES AS AT                               2004          2003      CHANGE       2003      CHANGE
-------------------------                           -----------   -----------   ------   -----------   ------
Accounts payable and accrued liabilities            $   961,807   $   878,938       9%   $ 1,187,598    -19%
Deposits                                            $15,949,483    12,905,246      24%    10,455,646     53%
Current portion of obligation under capital lease   $        --       292,216    -100%            --    n/a
Current portion of acquisition loan payable         $ 2,759,384            --     n/a             --    n/a
                                                    -----------   -----------    ----    -----------    ---
TOTAL CURRENT LIABILITIES                           $19,670,674   $14,076,400      40%   $11,643,244     69%
                                                    ===========   ===========    ====    ===========    ===

The March 31, 2004 accounts payable and accrued liabilities includes 2004 employee bonus accruals to be paid in January 2005, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

LONG-TERM LIABILITIES AND COMMITMENTS

                                  PAYMENTS DUE BY PERIOD (AGGREGATE AMOUNT FOR MULTI-PERIODS)
                                  -----------------------------------------------------------
FUTURE OBLIGATIONS (000,000'S)     TOTAL(1)    2009+    2008    2007    2006    2005    2004
------------------------------     --------   ------   -----   -----   -----   -----   -----
Long-Term Debt(2)
   (non-cash until repayment)       $12.46        --   $6.26   $1.21   $1.09   $0.98   $0.88
Series Two Preferred Share
   (non-cash until repayment)        21.08     16.12    0.87    0.87    0.87    0.87    0.87
Capital Lease Obligations               --        --      --      --      --      --      --
Operating Leases(3)                   2.49      0.01    0.11    0.40    0.40    0.44    1.14
Partner Purchase Commitments(4)       3.97        --    0.30    1.37    1.03    0.75    0.54
MilePoint Acquisition(5)              4.42        --      --      --    0.40    0.84    3.18
                                    ------    ------   -----   -----   -----   -----   -----
TOTAL CONTRACTUAL OBLIGATIONS       $44.42    $16.13   $7.53   $3.84   $3.78   $3.88   $6.61
                                    ======    ======   =====   =====   =====   =====   =====

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).

(2) The Debenture is due on March 15, 2005. The holder of the Debenture has the right to extend the term by one year for up to three consecutive years. See "Interest on Convertible Debenture" above for a summary of payments in a fiscal year if the Debenture matures.

(3) Includes technology services commitments and hardware and software operating leases.

(4) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(5) Cash commitments related to the MilePoint Acquisition include the purchase price ($3.5 million), anticipated transition costs (up to US$505,000) and anticipated consulting fees (US$120,000).

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Background

On March 15, 2001, Points issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC Capital Partners"), the 11% $6,000,000 Debenture, which was amended and restated on February 8, 2002 and further amended effective April 11, 2003. The full principal amount of the Debenture was set to mature on March 15, 2004. However, in December 2003, CIBC Capital Partners exercised its right to extend the maturity date until March 15, 2005. CIBC Capital Partners has the option to extend the maturity date from March 15, 2005 for up to three more one-year extensions. Accrued interest on the Debenture as of March 31, 2004 is $2,243,396 and is included with the Debenture in long-term debt as a non-current liability in the consolidated balance sheet.

The $6,000,000 principal amount of the Debenture is convertible at the option of CIBC Capital Partners into up to 18,908,070 Common Shares. Accrued interest on any principal amount as converted ceases to be payable. The Debenture will also automatically convert in full into Common Shares immediately preceding certain liquidity events. The Debenture contains certain negative covenants in favour of CIBC Capital Partners.

As part of the reorganization of Points completed on February 8, 2002, Points issued to CIBC Capital Partners one preference share (the "Series One Preferred Share"). The holder of the

Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, CIBC Capital Partners is entitled to accelerate all amounts owing under the Debenture.

In connection with the IAC Investment, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control of Points resulting from the exercise of the Warrants and (ii) the Debenture is not convertible for so long as the Warrants are outstanding and will not be convertible after the Warrants are exercised if the Debenture is repaid within 30 days of the Change in Control resulting from the exercise of the Warrants. Points and CIBC Capital Partners also acknowledged, in connection with the IAC Investment, that in the event of the exercise of the Warrants resulting in a Change of Control, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants. Points has agreed that, within 30 days of the exercise of the Warrants in full, it will pay all amounts owing under the Debenture and the Series One Preferred Share. Except in connection with the exercise of the Warrants by IAC, Points is not entitled to pre-pay the Debenture.

Maturity of Debenture

Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Exercise of Warrants

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between approximately $82.4 million and $91.6 million, depending on the year of exercise. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that Points would have sufficient cash to make such payments.

Redemption Rights of Series Two Preferred Share Holder

Unless the Series Two Preferred Share has been converted at the option of the holder, Points will be required to redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) a person (other than the holder of the Series Two Preferred Share) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Series Two Share Change of Control").

In the event of redemption of the Series Two Preferred Share on a Series Two Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Series Two Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Series Two Share Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Series Two Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Series Two Share Change of Control, and is unrelated to the exercise of the Warrants by IAC, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Series Two Preferred Share. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the miles are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. While prepaid miles may remain the same or lower as an overall percentage of prepaids and sundry assets, management expects the prepaid miles account to increase as a result of the mileage purchase commitments from various partners.

Asset related to mileage purchases

                             MARCH 31                 DECEMBER 31
                  ------------------------------   -----------------
AS AT                2004        2003     CHANGE     2003     CHANGE
-----             ----------   --------   ------   --------   ------
Prepaid Mileage   $  655,294   $488,024     34%    $516,651     27%
Sundry Assets        470,372    342,105     37%     308,570     52%
                  ----------   --------    ---     --------    ---
TOTAL             $1,125,666   $830,129     36%    $825,221     36%
                  ==========   ========    ===     ========    ===

Commitments Related to MilePoint Acquisition

On March 31, 2004 Points completed the MilePoint Acquisition. The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash and four million Common Shares (worth approximately $4 million). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. Fees incurred in the transaction, estimated at $200,000, have been capitalized as goodwill. A portion of the Acquisition Payable (short term and long term) are interest free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

In 2003, MilePoint earned revenue of $2.2 million (unaudited) and was slightly profitable. Points expects to realize significant operating synergies by integrating MilePoint's products into Points' operations. Management expects that most of the synergies will be achieved by the end of 2004.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will increase revenues and, including all amortizations, be accretive to net income by the end of 2004. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

Management believes that the Corporation's established facilities and existing employees, working in conjunction with MilePoint resources retained during the transition period, will be sufficient to sustain the additional volume of business from the acquired assets.

The impact of the acquisition to Points' balance sheet in 2004 will be to increase intangible assets by $3,725,000 and goodwill by $3,925,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

ANNUAL AMOUNTS IN ($000'S)            2004
--------------------------           ------
Amortization Expense                 $  535
Intangible Asset - Closing Balance    3,190
Goodwill                             $3,925

In addition to the existing revenue streams acquired from MilePoint, offering Points Solutions to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

As with any acquisition, the smooth transition into the Corporation's operations poses challenges. Transition risks include difficulties in integrating MilePoint's business into the Corporation's and the possibility of human resources capacity limits to launch additional new partners during the transition.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

MilePoint Purchase Commitments

                              MONTHS FROM CLOSING                     TOTALS
                 ---------------------------------------------   ---------------
PAYOUT (000'S)     0        4        6     12      18      24    SHARES    CASH
--------------   ------   ------   ----   ----   ------   ----   ------   ------
Cash             $1,900   $   --   $400   $400   $  400   $400            $3,500
Shares               --    1,300     --    700    1,500    500    4,000
Share Value(1)       --   $1,300   $ --   $700   $1,500   $500            $4,000
                 ------   ------   ----   ----   ------   ----    -----   ------
TOTAL                                                             4,000   $7,500
                                                                  -----   ------

Notes:

(1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

In 2004, the Corporation is required to pay $2,300,000 ($1.9 million on March 31 and $400,000 on September 30) in cash in partial satisfaction of the purchase price for MilePoint's business. In addition, MilePoint and the Corporation are party to a Transition Services Agreement ("TSA") whereby MilePoint employees and resources will continue to support the products and partner relationships throughout 2004. Under the TSA, the Corporation has agreed to reimburse MilePoint for expenses incurred in providing transition services, to a maximum of US$505,000. Points has also entered into two consulting agreements with MilePoint and the senior business development principals at MilePoint. The two consultants will be focused on supporting existing relationships and selling Points Solutions to existing and new partners.

Management of Points expects that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

While the Corporation has completed its capital lease obligations in 2003, several operating leases for hardware and premises remain outstanding.

The Corporation's lease on its current premises will expire in February 2005. The Corporation has signed a 45-month sublease agreement and will move to significantly larger facilities in the second quarter of 2004 to accommodate the increase in employees. In 2004, the Corporation will be paying approximately $240,000 for its current office facilities and $104,000 for its new office facilities. Property lease costs are outlined in the table below. Management hopes to complete a sublet arrangement for the duration of its lease at its current location, which expires in February 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in 2004 capital expenditures (see "Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

Lease Commitments

ANNUAL AMOUNTS IN ($000'S)   2008   2007   2006   2005    2004
--------------------------   ----   ----   ----   ----   ------
OPERATING LEASES
   Property lease            $ 96   $384   $384   $403   $  344
   Technology services
      commitment             $ 11   $ 11   $ 11   $ 34   $  796
                             ----   ----   ----   ----   ------
OPERATING LEASES TOTAL       $107   $396   $396   $437   $1,140
                             ====   ====   ====   ====   ======
CAPITAL LEASES TOTAL         $ --   $ --   $ --   $ --   $   --
                             ====   ====   ====   ====   ======

                                CAPITAL RESOURCES

PLANNED CAPITAL EXPENDITURES

In the second quarter of 2004, the Corporation will incur significant costs in connection with its move to new facilities. Management expects that leasehold improvements and furniture for the new premises will cost approximately $600,000.

                                                   MARCH 31               DECEMBER 31
                                          ---------------------------   ---------------
CAPITAL EXPENDITURES AS AT                  2004       2003    CHANGE    2003    CHANGE
--------------------------                --------   -------   ------   ------   ------
Leasehold Improvements                    $158,248   $    --    n/a     $6,071    2507%
Computer Hardware, Software and Website     53,416    80,101    -33%        --     n/a
                                          --------   -------    ---     ------    ----
TOTAL                                     $211,664   $80,101    164%    $6,071    3386%
                                          ========   =======    ===     ======    ====

The Corporation expects to increase its capital expenditures related to computer hardware and software to approximately $811,000; a 255% increase over 2003. Expected software expenditures include: licenses ($225,000), marketing tools ($135,000), upgrades to internal reporting tools ($215,000) and development tools ($60,000). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

Management will continue to fund 2004 capital expenditures from its working capital.

UNPLANNED SECURITIES ISSUANCES

Pursuant to the terms of the Debenture, the Investor's Rights Agreement dated April 11, 2003 between IAC, Points and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC and CIBC Capital Partners have significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event the Corporation requires additional capital, it does not expect that any required consents would be unreasonably withheld. Based on expected revenue and available resources, Points does not expect to require any additional equity financing to facilitate growth of the business or current operations.

Outstanding Share Data

As at the date hereof, the Corporation has 68,077,979 Common Shares outstanding, one Series One Preferred Share and one Series Two Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 21,868,750 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 5,746,124 Common Shares. The options have exercise prices ranging from $0.20 to $1.37 with a weighted average exercise price of $0.68. The expiration dates of the options range from March 22, 2004 to April 21, 2009.

The Corporation's subsidiary, Points.com, has outstanding options exercisable to acquire up to 2,929,054 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of
2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 7,334,057 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. The expiration dates of the options range from February 17, 2005 to September 1, 2005.

The Corporation has outstanding warrants exercisable to acquire up to 83,541,484 Common Shares. The warrants have exercise prices ranging from $0.25 to $1.02 with a weighted average exercise price of $1.00. The expiration dates of the options range from October 21, 2004 to April 11, 2006.

The Corporation has outstanding an 11% $6,000,000 senior secured convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible for the period that the Warrants are outstanding. At the option of the Debenture holder, the maturity of the Debenture is extendible for up to three additional one-year periods. Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 million of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

SELECTED FINANCIAL RESULTS AND HIGHLIGHTS

                                                                 THREE MONTHS ENDED
                                                     ------------------------------------------
INCOME STATEMENT                                     MAR 31, 2004   DEC 31, 2003   MAR 31, 2003
----------------                                     ------------   ------------   ------------
Revenue                                              $ 1,617,565    $ 1,449,378    $ 1,304,192
General and administrative expenses                    2,650,957      2,651,317      1,506,721
Loss before interest, amortization and other
   deductions                                         (1,033,392)    (1,201,939)      (202,529)
Income (loss) before discontinued operations and
   extraordinary items                                (1,901,594)    (2,605,974)    (1,018,489)
Net income (loss) per share - before
   discontinued operations and extraordinary items
   - basic                                           $     (0.03)         (0.04)         (0.02)
   - fully diluted                                           n/a            n/a            n/a
Net income (loss)                                     (1,901,594)    (2,605,974)    (1,018,489)
Net income (loss) per share
   - basic                                           $     (0.03)         (0.04)         (0.02)
   - fully diluted                                           n/a            n/a            n/a

                                               AS AT THE QUARTER ENDING
                                      ------------------------------------------
BALANCE SHEET                         MAR 31, 2004   DEC 31, 2003   MAR 31, 2003
-------------                         ------------   ------------   ------------
Cash and cash equivalents             $ 24,243,231   $ 20,274,836   $ 10,470,735
Total assets(1)                       $ 38,997,588     27,481,286     16,144,871
Long-term liabilities                   22,249,997     21,060,850      7,347,500
CASH DIVIDENDS DECLARED - PER SHARE             --             --             --
SHAREHOLDERS EQUITY
   - warrants                            2,766,610      2,785,737        390,573
   - capital stock                      21,948,908     17,728,461     14,549,703
   - retained earnings                 (27,638,601)   (25,737,007)   (20,219,305)
                                      ------------   ------------   ------------
TOTAL                                 $ (2,923,083)  $ (5,222,809)  $ (5,279,029)
                                      ============   ============   ============

Notes:

(1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

          I, T. Robert MacLean, Chief Executive Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 7 day of May, 2004.


                                        [original signature]
                                        ----------------------------------------
                                        T. Robert MacLean
                                        Chief Executive Officer

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

          I, Stephen Yuzpe, Chief Financial Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 7 day of May, 2004.


                                        [original signature]
                                        ----------------------------------------
                                        Stephen Yuzpe
                                        Chief Financial Officer